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(212) 318-6053
keithpisani@paulhastings.com

June 14, 2007	37559.00011

VIA EDGAR

Mr. Michael Pressman
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Smith & Wollensky Restaurant Group, Inc. Schedule 14A (File No. 001-16505) filed on May 15, 2007 Schedule 13E-3 (File No. 005-61691) filed on May 15, 2007

Dear Mr. Pressman:

        On behalf of our client, The Smith & Wollensky Restaurant Group, Inc. (the "Company"), we are transmitting for filing the Company's revised preliminary proxy statement on Schedule 14A (the "Proxy Statement") and Amendment No. 1 to the Schedule 13E-3 of the Company and Alan N. Stillman (collectively, the "Filing Persons"). The Company expects to release the Proxy Statement to stockholders as soon as practicable after completion of the review of the Proxy Statement by the staff of Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission").

        We have revised the Proxy Statement in response to comments received from the Staff conveyed by letter dated June 4, 2007 relating to the Company's preliminary proxy statement and the Filing Persons' original Schedule 13E-3, each filed with the Commission on May 15, 2007. We have incorporated the Staff's comments into this response letter in italics and have provided the Company's responses below each comment.

Schedule 13E-3

        1.     Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us why you believe St. James, the Stillman Group, Project Grill, Fortunato Valenti, Joachim Splichal, SWRG Acquisition Sub and the Bunker Hill entities are not affiliates engaged in the going private transaction. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance. Alternatively, revise to include each person as a filing person on the Schedule 13E-3.

        Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person added in response to this comment. For example, include a statement as to whether the person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

As detailed further below, we respectfully advise the Staff that none of the persons or entities referenced in the Staff's comment are affiliates of the Company engaged in a going private transaction. While we are aware of the Division of Corporation Finance's interpretations in its Current Issues and Rulemaking Projects Outline dated November 14, 2000, we do not believe any of the referenced persons or entities are intended to be covered by Rule 13e-3.

Indeed, notwithstanding the Company's and Mr. Stillman's election to comply with Rule 13e-3 as discussed below, we believe there is substantial doubt that the merger involving the Company, SWRG Acquisition Sub, Inc. ("Merger Sub") and Project Grill, LLC ("Grill") is a Rule 13e-3 transaction at all. A "Rule 13e-3 transaction" is defined in paragraph (a)(3) of Rule 13e-3 as:

  any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) of [Rule 13e-3] which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of [Rule 13e-3];

          (i)    The transactions referred to in paragraph (a)(3) of this section are:

            (A)  A purchase of any equity security by the issuer of such security or by an affiliate of such issuer;

            (B)  A tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer; or

            (C)  A solicitation subject to Regulation 14A of any proxy, consent or authorization of, or a distribution subject to Regulation 14C of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with: a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests.

Neither the Company nor any of its affiliates is engaged in any of these transactions. Rather, Mr. Stillman, the Company's Chairman and Chief Executive Officer, is purchasing a minority amount of the assets from, and assuming certain liabilities of, the Company pursuant to his agreement with Grill, and the Company has separately entered into the merger agreement with Grill and Merger Sub. Grill and the persons or entities controlling Grill are not affiliated with the Company or Mr. Stillman. In addition, management of the Company has no relationship with Grill, nor is management expected to have any ongoing relationship with the Company or Grill following consummation of the merger, other than with respect to the administrative services and cooperative marketing agreement and trademark license as set forth in Section 5 of the Stillman Agreement as follows:

  Administrative Services and Cooperative Marketing Agreement; Trademark License. At the Closing (i) Patina will, and you will cause the appropriate members of the Stillman Group to, enter into an administrative services and cooperative marketing agreement on such terms as we may hereafter reasonably agree upon, which, among other things, will provide for the cooperation and interaction of the parties in (x) the protection and enhancement of the Smith and Wollensky brand and trademarks, and (y) the shared use, on a transitional basis (and the ultimate allocation of ownership) of SWRG's record keeping, information technology, internal control and accounting systems and (ii) the Stillman Group shall grant to SWRG, for nominal consideration and no additional royalty, the right to use the trademarks Wine Week and National Wine Week for use in restaurants using the name Smith & Wollensky pursuant to a trademark license agreement in such form as we may hereafter reasonably agree upon.

The agreements referenced in Section 5 of the Stillman Agreement are being negotiated on an arm's length basis between the parties. As stated in the SEC's interpretive release regarding Rule 13e-3, "[t]ransactions between the issuer and a non-affiliate are ordinarily the product of arm's length negotiations and therefore do not involve the potential for abuse and overreaching associated with the types of transactions intended to be covered by [Rule 13e-3]." Interpretive Release Relating to Going Private Transactions Under Rule 13e-3, Section II, Question 1, Securities Exchange Act of 1934 Release

No. 17718 (April 13, 1981). We respectfully submit that there are two transactions here, one involving Mr. Stillman and a non-affiliate and the other involving the Company and a non-affiliate.

As stated in the Staff's Current Issues and Rulemaking Projects Outline dated November 14, 2000:

  the staff has taken the position that members of senior management of an issuer that will be going private are required to file a Schedule 13E-3 where the transaction will be effected through merger of the issuer into the purchaser or that purchaser's acquisition subsidiary, even though:

    •
    such management's involvement in the issuer's negotiations with the purchaser is limited to the terms of each manager's future employment with and/or equity participation in the surviving company; and

    •
    the issuer's board of directors appointed a special committee of outside directors to negotiate all other terms of the transaction except management's role in the surviving entity.

  An important aspect of the staff's analysis was the fact that the issuer's management ultimately would hold a material amount of the surviving company's outstanding equity securities, occupy seats on the board of this company in addition to senior management positions, and otherwise be in a position to "control" the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., "possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.").

Unlike the typical going private transaction, in which management is aligned with the sponsor group and will retain a significant equity interest in the company post-transaction, Mr. Stillman's separate interest in this transaction arises solely from his participation in the acquisition transaction contemplated by his agreement with Grill pursuant to which, at the closing of the merger, he or his designees (the "Stillman Group") will acquire a minority amount of assets from the Company in exchange for $6,850,000 in cash and/or common stock of the Company, and the Stillman Group will assume, among other things, numerous liabilities and contingent obligations of SWRG (the "Stillman Agreement").

Subsequent to the signing of the merger agreement, certain executive officers of the Company have been in arm's length discussions with Mr. Stillman with respect to their possible employment and equity participation in a limited liability company (the "Stillman LLC") that Mr. Stillman expects to create to hold the assets being transferred to Mr. Stillman or his designees pursuant to the Stillman Agreement. At this time, however, these discussions are preliminary and no arrangement, understanding or agreement has been reached with any of the Company's executive officers. Since these executive officers had no agreements, arrangements or understandings with respect to their employment with, or equity participation in, the Stillman LLC at the time the merger agreement and the Stillman Agreement were entered into or amended, they are not engaged in a Rule 13e-3 transaction. See Ranco Inc., SEC No-Action Letter (May 1, 1987) (SEC Staff looked to affiliate status at the time the merger agreement was entered into for purposes of Rule 13e-3). Moreover, these executive officers may never enter into an agreement with respect to their employment by, or equity participation in, the Stillman LLC.

The Filing Persons have advised us that Mr. Stillman's son, Michael Stillman, is an employee of the Company, but is not an executive officer or an affiliate of the Company. It is expected that Michael Stillman will be employed by and have an equity interest in the Stillman LLC. Since Michael Stillman is not an affiliate of the Company, he is not a Rule 13e-3 filing person.

The Company and Mr. Stillman elected to comply with Rule 13e-3 in connection with the transaction. However, we respectfully submit that there is substantial doubt as to whether this treatment is required by Rule 13e-3 and the related SEC Staff interpretations.

The following is an analysis as to why each of the persons or entities referenced in your comment are not affiliates of the Company engaged in a Rule 13e-3 transaction.

St. James

St James is not an affiliate of the Company. The term "affiliate" is defined in paragraph (a)(1) of Rule 13e-3 in pertinent part as "a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer." Pursuant to Rule 12b-2 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), "[t]he term 'control' (including the terms "controlling," "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

St. James is not engaged in the merger or the Stillman Transaction; it merely agreed to amend its license agreement with the Company in connection with the merger. Furthermore, St. James is not an affiliate of the Company. St. James does not control the Company; it merely has a contractual arrangement with the Company. As stated in the Proxy Statement, Mr. Stillman and an unrelated third party are the general partners of St. James, and the consent of both general partners is required to consent to the amendment to the license agreement. Mr. Stillman does not control the other general partner.    Even assuming for the sake of argument that Alan Stillman controls the Company, he does not control St. James, and thus St. James and the Company are not under common control.

Stillman Group

As stated in the Proxy Statement, the "Stillman Group" is defined as "Mr. Stillman or his designees." It is currently expected that Mr. Stillman's designee will be the Stillman LLC, which will be controlled by Alan N. Stillman and Michael Stillman. While the final ownership of the Stillman LLC has not yet been determined, it is expected that members of the Stillman LLC may include the trusts and/or corporate entities listed on page 39 of the Proxy Statement as being parties to the Voting Agreement. Since the Stillman LLC was not yet in existence at the time the merger agreement and the Stillman Agreement were entered into or amended, it is not engaged in a Rule 13e-3 transaction. See Ranco Inc., SEC No-Action Letter (May 1, 1987). Similarly, the parties that may become equity owners of the Stillman LLC are not engaged in a Rule 13e-3 transaction, except, possibly, Alan N. Stillman.

Project Grill, Fortunato Valenti, Joachim Splichal, SWRG Acquisition Sub, Inc. and the Bunker Hill Entities

We have been advised that none of Project Grill, Fortunato Valenti, Joachim Splichal, SWRG Acquisition Sub, Inc., Bunker Hill Capital, L.P. and its affiliate Bunker Hill Capital (QP), L.P., is an affiliate of the Company. Accordingly, they are not Rule 13e-3 filing persons. In addition, as noted above, management is not expected to have any ongoing relationship with the Company or Grill following consummation of the merger, except with respect to the administrative services and cooperative marketing agreement and trademark license agreement discussed above.

Schedules 14A

        2.     Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. Refer to Rule 14a-6(e)(1).

The Company has revised the first page of the Proxy Statement and the proxy card in response to the Staff's comment.

        3.     The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See

Rule 13e-3(e)(1)(ii). Please revise the proxy statement to relocate the "Special Factors" so that it immediately follows the summary.

The Filing Persons have moved the section titled "CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION" so that it follows "SPECIAL FACTORS" in response to the Staff's comment. Please see page 46. The Filing Persons respectfully submit that the Question and Answer section, which we view as an extension of the Summary Term Sheet, should immediately follow the "SUMMARY TERM SHEET" section as it provides stockholders with vital information with respect to the special meeting and voting. In addition, this presentation is consistent with all the sample Schedule 13E-3 merger proxies that we have reviewed.

Special Factors, page 10

        4.     Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. File any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

The Filing Persons considered this comment and have concluded that they have previously filed all exhibits required pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

Recommendations of the Special Committee and our Board of Directors, page 20

        5.     Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

The Filing Persons have revised the disclosure on pages 4, 19 and 20 of the Proxy Statement in response to the Staff's comment.

SWRG's Reasons for the Merger, page 21

        6.     If the disclosure in this section is intended to satisfy your Item 1014 of Regulation M-A disclosure, please disclose in reasonable detail all material factors upon which the fairness determination is based as opposed to discussing "a number of factors" that the committee believed supported its decision.

The Company respectfully advises the Staff that the disclosure in the final paragraph beginning at the bottom of page 23 of the Proxy Statement states as follows: "The foregoing discussion summarizes the material factors considered by the Special Committee in its consideration of the merger."

        7.     Please provide separate disclosure addressing whether each filing person found the transaction to be procedurally and substantively fair to unaffiliated holders and an analysis of the material factors upon which each relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q & A No. 5 of Exchange Act Release No. 34-17719 (April 13,1981). It appears that you may be attempting to rely on your disclosure in the "Reasons for the Merger" section to satisfy this disclosure obligation. Please note that that Item 1013 requires disclosure regarding why each filing person is engaging in the transaction while Item 1014 requires a discussion as to whether the transaction is fair to unaffiliated holders. While there may be some overlap in these discussions, you should separately address each. In that regard, your discussion of fairness should be clear in explaining how each factor impacted the determination with respect to unaffiliated security holders.

The Company has revised the disclosure on pages 20 through 23 of the Proxy Statement in response to the Staff's comment.

        8.     If one party relied on the analysis of another, such as the financial advisor, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis.

The Filing Persons have revised the disclosure on pages 21 and 24 in response to the Staff's comment.

        9.     Generally, all of the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. Please note that conclusory statements, such as your brief reference to liquidation value, are insufficient. Refer to the Q&A in SEC Release No. 34-17719 (April 13,1981). Please expand your disclosure accordingly.

The Company has revised the disclosure on pages 21 and 23 of the Proxy Statement in response to the Staff's comment.

        10.   Revise the discussion of procedural fairness to address Item 1014(d) of Regulation M A. For instance, given that the majority vote of unaffiliated shareholders is not required for approval, please discuss the basis of the board's belief that the merger is fair to unaffiliated shareholders despite the lack of this procedural safeguard. Refer to Answer to Question 21 of Release No. 34-17719 for additional guidance.

The Company has revised the disclosure on page 23 of the Proxy Statement in response to the Staff's comment. In addition, the Filing Persons respectfully advise the Staff that the disclosure under the heading "Voting: Vote Required for Approval" on page 4 of the Proxy Statement states as follows:

  Proposal One—Adoption of the Merger Agreement. This proposal must be approved by (1) the affirmative vote of a majority of the outstanding shares of Common Stock and (2) the affirmative vote of the holders of a majority of the shares of Common Stock present or voting by proxy at the special meeting relating to the merger (not including any shares of Common Stock beneficially owned by Mr. Alan N. Stillman).

        11.   Please explain why the fact that Alan Stillman supports the merger provides a "degree of certainty" regarding the consummation of the merger given that you have a majority of unaffiliated voters provision.

The Company has revised the disclosure on page 21 of the Proxy Statement in response to the Staff's comment.

        12.   We note your reference to the "Special Committee's belief that the $11.00 per share merger consideration would result in greater value..." You earlier indicate that the board's reasons for the transaction are identical to those of the Special Committee's. Please revise to clarify whether the board independently believes that the $11.00 per share price would result in greater value.

The Company has revised the disclosure on page 20 of the Proxy Statement in response to the Staff's comment.

Position of Mr. Stillman, page 24

        13.   Please carefully review the comments on the prior section and revise this section accordingly.

Mr. Stillman has revised the disclosure on page 24 of the Proxy Statement in response to the Staff's comment.

        14.   Here, and throughout the document, delete any disclosure that implies that Mr. Stillman may not be a filing person. If you do not believe Mr. Stillman is a filing person, please remove him from the Schedule 13E-3 and provide the staff with a detailed analysis supporting your position.

As explained in our response to comment 1, there is substantial doubt as to whether the merger and the related transactions are a "Rule 13e-3 transaction." As disclosed in numerous places in the proxy statement, including page 81, and as evidenced by the actual Schedule 13E-3 filing, Mr. Stillman has elected to comply with Rule 13e-3 despite the substantial doubt as to whether such a filing is required. Accordingly, we respectfully submit that the referenced disclosure is accurate and should remain. To the extent the Staff concurs with our analysis contained in our response to comment 1 as to why the subject transactions are not a Rule 13e-3 transaction, the Filing Persons will withdraw their Schedule 13E-3 filing and revise the Proxy Statement accordingly.

        15.   Please delete the statement that Mr. Stillman did not undertake a "formal evaluation of the fairness of the transactions." In the alternative, please explain what is meant by a "formal evaluation" and explain how Mr. Stillman satisfied his Item 1014 obligation absent a formal evaluation.

Mr. Stillman has revised the disclosure on page 25 of the Proxy Statement in response to the Staff's comment.

        16.   We note the statement that the "foregoing discussion of the information and factors given weight by Mr. Stillman in connection with the fairness of the transactions contemplated by the Stillman Agreement and the merger is not intended to be exhaustive." Please revise your disclosure to discuss or clarify that you have discussed all material factors considered by Mr. Stillman.

Mr. Stillman has revised the disclosure on page 25 of the Proxy Statement in response to the Staff's comment.

Opinion of TM Capital Corp., page 25

        17.   Please disclose any relationships between filing persons and TM in the preceding two years, including any consideration paid.

We have been advised by the Filing Persons that there have been no material relationships between TM Capital or its affiliates and the Company and its affiliates during the last two years, nor is any such relationship mutually understood to be contemplated.

        18.   Disclose all of the financial forecasts and projections that were provided to either fairness advisor. In addition, disclose and quantify the material assumptions underlying the forecasts.

The Company has revised the disclosure on pages 74 and 75 in response to the Staff's comment. The disclosure now states that the Company has provided the "material portions of the projected financial information used by TM Capital in rendering its fairness opinion." In addition, the disclosure now directs investors to where they can find a complete copy of the projections.

        19.   Please revise to disclose the data underlying the results described in connection with the analyses performed by TM Capital and to show how that information resulted in the multiples/values disclosed, and explain how the results in each analysis support the fairness opinion given by Tm Capital. To the extent this underlying data was not provided to the Special Committee or board, please state so here and, in an appropriate location, explain how the committee and board were able to rely on this advisor's opinion without having access to such data.

The Filing Persons have revised the disclosure on pages 27 through 33 in response to the Staff's comment. The Filing Persons hereby advise the Staff that the underlying data was provided to the Special Committee.

        20.   Please delete the statement that the opinion is "quantified in its entirety by reference to the written opinion." Investors are entitled to rely upon your disclosure.

We respectfully advise the Staff that the Filing Persons have provided a copy of TM Capital's fairness opinion as Exhibit B to the Proxy Statement, which provides information with respect to, among other things, the assumptions and qualifications contained in TM Capital's opinion. We respectfully submit that the referenced language permits investors to rely on the Filing Persons' disclosure and merely advises them as to additional information contained in TM Capital's opinion, which investors can review for themselves at Exhibit B.

Interests of SWRG's Directors and Executive Officers, page 32

        21.   Please provide tabular disclosure of the payments to be received by each director and officer in connection with the going private transaction.

The Filing Persons have revised the disclosure on page 36 of the Proxy Statement in response to the Staff's comment to include a table with respect to the compensation of the Special Committee. Accordingly, all payments or potential payments have been included in tabular format. Due to the different nature of each type of payment that may be made, some of which are contingent, we respectfully submit that separate tabular disclosure (instead of one table) is required.

Certain Effects of the Merger, page 37

        22.   Please relocate this disclosure so it appears prior to all information not called for by Items 7, 8 or 9 of the Schedule 13E-3.

In response to the Staff's comment, the Filing Persons have moved the sections of the Proxy Statement titled, "—Voting Agreement," "—Amendment to License Agreement" and "CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION" so they appear after "—Certain Effects of the Merger"

        23.   Please revise the fourth paragraph to provide greater detail regarding the effects of the transaction on Mr. Stillman. For instance, please discuss the value of the assets acquired by Mr. Stillman and please describe Mr. Stillman's interest in those assets on a pro forma basis. In addition, please disclose the tax consequences to Mr. Stillman.

The Filing Persons have revised the disclosure on pages 38 and 39 in response to the Staff's comment.

        24.   Please quantify and explain who will retain the benefit of any net operating loss carryforwards.

The Filing Persons have revised the disclosure on page 39 in response to the Staff's comment.

Material U.S. Federal Income Tax Consequences, page 38

        25.   Delete the statement that this discussion is a summary of "certain" material tax consequences and is for "general information only." You are required to disclose the material tax consequences and investors are entitled to rely upon your disclosure.

We have revised the disclosure on page 41 to eliminate the word "certain." However, we respectfully advise the Staff that we have retained the phrase "general information only" as the discussion of tax consequences is not intended, nor required, to provide tax advice with respect to every particular person or situation.

The Merger Agreement, page 44

        26.   Delete the phrase "you should not rely on the representations and warranties as statements of factual information." Investors are entitled to rely on your disclosure.

The Filing Persons respectfully advise the Staff that the referenced language merely is a warning to investors that they should not rely on the representations and warranties in the merger agreement as statements of fact, as in some instances the representations and warranties may merely be made to allocate risks between the parties. The Filing Persons believe that investors are entitled to rely on the

Company's disclosure. However, the Filing Persons respectfully submit that omitting the referenced disclosure, which explains to investors the nature and purposes of representations and warranties, may render the disclosure of the representations and warranties inaccurate. In response to the Staff's comment, however, we have revised the disclosure on page 47 to clarify that investors may rely on the Filing Persons' disclosure.

Where you can find more information, page 81

        27.   Please note Schedule 13E-3 does not permit forward incorporation by reference. Please revise accordingly.

The Filing Persons have revised the disclosure on page 83 in response to the Staff's comments.

*        *        *

        In response to the Staff's request, each Filing Person has filed a letter on EDGAR containing the specified acknowledgements.

        If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at the number above or Michael Zuppone at (212) 318-6906.

Sincerely,

/s/ Keith Pisani

Keith Pisani
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc:	Alan N. Stillman Chairman and Chief Executive Officer The Smith & Wollensky Restaurant Group, Inc. Michael Zuppone, Esq.

Alan N. Stillman
880 Third Avenue
New York, NY 10022

June 14, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alan N. Stillman Schedule 13E-3 Initially Filed on May 15, 2007 (File No. 5-61691)

Ladies and Gentlemen:

In connection with the above-referenced filing, Alan N. Stillman (the "filing person") hereby acknowledges to the U.S. Securities and Exchange Commission (the "Commission") that:

  •
  the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to Keith Pisani of Paul, Hastings, Janofsky & Walker LLP at (212) 318-6053.

Sincerely,

/s/ Alan N. Stillman

Alan N. Stillman

cc: Keith D. Pisani, Esq.

The Smith & Wollensky Restaurant Group, Inc.
880 Third Avenue
New York, NY 10022

June 14, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Smith & Wollensky Restaurant Group, Inc. Schedule 13E-3 Initially Filed on May 15, 2007 (File No. 5-61691) Schedule 14A Initially Filed on May 15, 2007 (File No. 1-16505)

Ladies and Gentlemen:

In connection with the above-referenced filings, The Smith & Wollensky Restaurant Group, Inc. (the "filing person") hereby acknowledges to the U.S. Securities and Exchange Commission (the "Commission") that:

  •
  the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to Keith Pisani of Paul, Hastings, Janofsky & Walker LLP at (212) 318-6053.

Sincerely,

/s/ Alan N. Stillman

Alan N. Stillman
Chairman and Chief Executive Officer
The Smith & Wollensky Restaurant Group, Inc.

cc: Keith D. Pisani, Esq.

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